United Rentals, Inc.

5 Greenwich Office Park

Greenwich, CT 06831

October 13, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Cash
Branch Chief

	RE:	United Rentals, Inc.
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, April 30, 2009
Form 10-Q for the quarter ended March 31, 2009
Files No. 1-14387 and 1-13663

Ladies and Gentlemen:

Set forth below are the Company’s responses to the comment letter dated October 7, 2009 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  The Staff’s comments have been restated below in their entirety. The Company’s responses follow each such comment.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies

General

1.              We note from your response to our prior comment two that, each quarter, you conduct an impairment review of rental assets that have both time and dollar utilization below a specified threshold.  It appears that an impairment charge related to these assets could have a significant impact on your results in a given period.  If you have determined that the estimated fair value of these assets is not substantially in excess of their carrying value, please provide the following disclosures in future filings:

•                  The percentage by which fair value exceeds carrying value as of the most recent impairment test

•                  A discussion of the uncertainties associated with each key assumption

•                  A discussion of any other potential events and or circumstances that could have a negative effect on estimated fair value

Alternatively, if you have determined that the estimated fair values of these assets substantially exceed their carrying values, please disclose this determination. Please provide us with your proposed future disclosures.

Response:

As discussed in our prior response, each quarter we conduct a review of rental assets which have both time and dollar utilization below a specified threshold. As of September 30, 2009, the net book value of these assets was $55 million. For these assets, our estimated future undiscounted cash flows exceeded the corresponding carrying values by $155 million, or 282%. Because the undiscounted cash flows exceed the corresponding carrying values by such a substantial percentage, we do not believe additional disclosure beyond what was proposed in our prior response (and is repeated below) is warranted.

We will, of course, continue to monitor these assets (including the differential between their estimated future undiscounted future cash flows and carrying values) to assess whether additional disclosure in future filings is appropriate.

Proposed disclosure:

Impairment of Long-lived Assets. We review the recoverability of our long-lived assets, including rental equipment and property and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges). If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying value. During the nine months ended September 30, 2009, we recognized an asset impairment charge of $9 million in our general rentals segment.  The impairment charge includes $7 million reflected in depreciation of rental equipment in the accompanying condensed consolidated statements of operations related to certain rental equipment that had been classified as “held for sale”, as well as $2 million of leasehold improvement write-offs which are reflected in non-rental depreciation and amortization in the accompanying condensed consolidated statements of operations.  Our estimate of the impairment charge for the rental fleet was calculated by comparing the proceeds estimated to be realized from the expected disposition of these rental assets to their carrying values. The impairment of the rental fleet, as well as the leasehold improvement write-offs, followed from our decision to close 38 branches in the second quarter of 2009. There were no impairment charges in the 2008 periods presented. As of September 30, 2009 and December 31, 2008, there were no held for sale assets in our condensed consolidated balance sheets.

In addition to the impairment reviews we conduct in connection with branch consolidations and other changes in the business, each quarter we conduct a review of rental assets that have both time and dollar utilization below a specified threshold. We select these assets, which represented approximately two percent of our total rental assets at September 30, 2009, as we believe they are at the greatest risk of potential impairment. As part of this impairment review, we estimate future rental revenues based on current and expected utilization levels, the age of these assets and their remaining useful lives. Additionally, we estimate when the asset is expected to be removed or retired from our rental fleet as well as the expected proceeds to be realized upon disposition. Based on our most recently completed September 30, 2009 quarterly review, the estimated future undiscounted cash flows substantially exceeded the corresponding net book value of the assets and, as such, there was no impairment.

Evaluation of Goodwill Impairment

2.              We have read your response to comment four.  In order for us to more fully understand how you determined it was appropriate to aggregate your districts, please provide us with the following information:

•                  A more specific and comprehensive discussion regarding how you determined that your districts face similar competitive operating risks given the range of gross margins that exist

•                  A detailed schedule of each district’s gross margins for each fiscal year presented as well as interim information for fiscal 2009, if available, with an explanation of how you have considered the similarities and differences in these measures

•                  A more specific and comprehensive discussion regarding how you determined that aggregating districts and testing for goodwill impairment at the regional level is consistent with EITF D-101 and Paragraph B102 of FAS 142.  In this regard, please discuss what consideration you gave to reviews of the operating results of your districts that are conducted by segment management.

Response:

Paragraph 30 of FAS 142 provides as follows: “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”  EITF D-101, in relevant part, provides as follows: “Segment management, as defined in paragraph 14 of Statement 131, is either a level below or the same level as the chief operating decision maker.”

In our prior responses, we indicated that districts appear to meet the definition of a component and that aggregation was appropriate. After further reviewing EITF D-101 in the context of our organizational structure (reference is made to our organizational charts which are being provided in response to comment 4 below), we have determined that districts do not meet the definition of a component and hence would not be deemed a reporting unit. Our determination that districts do not meet the definition of a component is informed by the fact that although districts represent businesses for which discrete financial information is available, segment management does not regularly review district results. Rather, segment management (which includes our CEO (who is the CODM) and the SVP Operations East, SVP Operations

West and SVP Operations Trench Safety, Pump and Power) conducts their operational reviews at the region level.(1)

Supplementally, and in accordance with the Staff’s request, we are providing a detailed schedule of each district’s rental gross margins.(2) Such reports are being provided under separate cover by our counsel, Sullivan & Cromwell LLP, pursuant to a request for confidential treatment under the Freedom of Information Act.

3.              We have read your response to comment five and appreciate the additional disclosures you have provided.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit in your next periodic filing:

•                  The percentage by which fair value exceeds carrying value as of the most recent step-one test

•                  The amount of goodwill allocated to the reporting unit

•                  A discussion of any uncertainties associated with the key assumptions

•                  A discussion of any potential events, trends and or circumstances that could have a negative effect on estimated fair value

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please discuss that determination.  Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with your proposed future disclosures.

Response:

As disclosed in our 2008 Form 10-K, during the fourth quarter of 2008, we recognized an aggregate non-cash goodwill impairment charge of $1.1 billion. Following this fourth quarter impairment and as of December 31, 2008, we had $190 million of goodwill remaining on our balance sheet. Of this amount, approximately $90 million related to one region (or reporting unit) where our estimate of fair value exceeded the reporting unit’s carrying value by 180%. Additionally, approximately $95 million related to two other regions where our estimates of fair

(1) In connection with our prior response to question 7, we provided the Staff with copies of the Company’s Corporate Monthly Operating review (“MOR”) and Region MOR presentations provided to and reviewed by our CODM. Such presentations include operating results which are regularly reviewed by our CODM and by our Senior Vice Presidents, who are one level below the CODM. Because these reports do not include district results, and because neither our CODM nor our SVPs of operations regularly review district results, districts would not meet the definition of being a component.

(2) For the reasons discussed above, because districts do not meet the definition of a component, we do not believe it is necessary to consider whether aggregating our districts into regions is relevant and, therefore, the requested information is for informational purposes only.

value exceeded the corresponding carrying values by 20% and 34%. As these amounts illustrate, as of this most recent testing date, our fair value estimates for the three reporting units with significant goodwill substantially exceeded the corresponding carrying values. Further, since the fourth quarter of 2008, and consistent with paragraphs 26 through 29 of FAS 142, we have not conducted any additional goodwill impairment testing.

For our reporting units with significant goodwill remaining as of December 31, 2008, although we believe the fair value estimates are significantly in excess of carrying value, because this most recent analysis is approximately one year old, we do not believe that disclosure of these percentages in our third quarter Form 10-Q would be useful to investors. As discussed in our prior response, however, in connection with our 2009 annual fourth quarter goodwill impairment testing, we expect to disclose in our 2009 Form 10-K, as appropriate, the following for each reporting unit with significant goodwill: the percentage by which the fair value of the reporting unit exceeds its carrying value; a qualitative discussion of key assumptions that drive the fair value of the reporting unit; and the types of events that could negatively impact the fair value of a reporting unit.

As discussed in our prior response (and repeated below), we expect to provide substantially the following disclosure in the critical accounting policy section of our third quarter Form 10-Q:

Evaluation of Goodwill Impairment. We have made numerous acquisitions over the years, principally during the period between 1997 and 2000, which included the recognition of a significant amount of goodwill. Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. In 2008, we estimated the fair value of our reporting units (or our regions) using a combination of an income approach based on the present value of estimated future cash flows and a market approach based on market price data of shares of corporations engaged in similar businesses. This approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value and we expect to continue using this approach in connection with our fourth quarter 2009 goodwill impairment testing.

We review goodwill for impairment utilizing a two-step process. The first step of the impairment test requires a comparison of the fair value of each of our reporting units to the respective carrying value. If the carrying value of a reporting unit is less than its fair value, no indication of impairment exists and a second step is not performed. If the carrying amount of a reporting unit is higher than its fair value, there is an indication that an impairment may exist and a second step must be performed. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess and charged to operations.

Inherent in our development of the present value of future cash flow projections are assumptions and estimates derived from a review of our operating results, business plans,

expected growth rates, cost of capital and tax rates. We also make certain assumptions about future economic conditions, interest rates and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods. Changes in assumptions or estimates could materially affect the determination of the fair value of a reporting unit, and therefore could affect the amount of potential impairment. The following assumptions are significant to our income approach:

•                  Business Projections— We make assumptions about the level of equipment rental activity in the marketplace and cost levels. These assumptions drive our planning assumptions for pricing and utilization and also serve as key inputs for developing our cash flow projections. These projections are derived using our internal business plans over a ten-year planning period that are updated at least annually and reviewed by our board of directors;

•                  Long-term Growth Rates— Beyond the planning period, we also determine an assumed long-term growth rate representing the expected rate at which a reporting unit’s earnings stream is projected to grow. These rates are used to calculate the terminal value of our reporting units, and are added to the cash flows projected during our ten-year planning period. In connection with our fourth quarter 2008 goodwill impairment testing, we utilized a long-term growth rate of two percent, which we believe is reasonable; and

•                  Discount Rates— Our combined future cash flows are then discounted at a rate that is consistent with a weighted average cost of capital that is likely to be used by market participants. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. In connection with our fourth quarter 2008 goodwill impairment testing, we utilized a discount rate of between 10 percent and 11.5 percent, which we believe is reasonable.

The market approach is one of the other primary methods used for estimating fair value of a reporting unit. This assumption relies on the market value (market capitalization) of companies that are engaged in the same or a similar line of business.

During the fourth quarter of 2008, with the assistance of a third party valuation firm and in connection with the preparation of our year-end financial statements, we recognized an aggregate non-cash goodwill impairment charge of $1.1 billion related to certain reporting units within our general rentals segment. The charge reflects the challenges of the current construction cycle, as well as the broader economic and credit environment, and includes $1.0 billion, reflecting conditions at the time of our annual October 1 testing date, as well as an additional $100 million as of December 31, reflecting further deterioration in the economic and credit environment during the fourth quarter. Substantially all of the impairment charge related to goodwill arising from acquisitions made by the Company between 1997 and 2000.

As of September 30, 2009, we had $196 million of goodwill remaining on our balance sheet and, of this amount, approximately 98 percent relates to four regions. Although we have not yet conducted our October 1, 2009 goodwill impairment test, there have been no impairments recognized through the first nine months of 2009.

Note 4. Segment Information

4.              We have read your response to our previous comment seven.  Please provide us with the following information:

•                  A more specific and comprehensive discussion regarding how you determined that aggregating geographic regions is consistent with the management approach of SFAS 131.  In this regard, please discuss how you considered the fact that your CODM conducts budget and performance reviews at the regional level

•                  A more specific and comprehensive discussion regarding how you determined that your regions face similar competitive operating risks given the range of gross margins that exist

•                  A detailed schedule of each region’s gross margin for each quarter in the past two fiscal years as well as the most recent interim periods with an explanation of how you have considered the similarities and differences in these measures

•                  Tell us how the geographic location of the regions impacts their operating results by addressing the impact of differences in local economies

•                  Please provide to us your most recent organizational chart.  In this respect, please address how each region is managed

•                  We note the reports you have provided to us.  Please tell us what level of detail is provided to the Board of Directors.

Response:

The objective of the “management approach” is to present segment results on the same basis that management uses when making operating decisions and assessing performance. The principal mechanism our CODM and other members of senior management use to evaluate the Company’s operating results is the Corporate MOR, samples of which have been previously provided under separate cover. Although this MOR includes performance metrics for individual geographic regions, for key metrics- including safety performance, rental revenue and gross margin, contractor supplies sales, new and used equipment sales, service and other revenue, headcount, and capital expenditures- we aggregate the performance of the general rentals’ regions into a single combined measure of performance. That is, when reviewing the Company’s key operating metrics, management aggregates the results of the geographic general rentals’ regions into a single measure of performance. Given how management internally evaluates the operating results of the general rentals business, and given that the objective of the “management approach” is to present segment information in financial statements on the same basis used by management internally, we believe aggregation of the geographic regions into the general rentals reporting segment is appropriate.(3)

(3) It is also worth noting that aggregation of the geographic regions is consistent with how region management is compensated. In 2008, for instance, a significant portion of the incentive compensation of our regional vice presidents (who have principal responsibility for the day-to-day management of each region) was based on total

As the Staff points out, our CODM does conduct budget and performance reviews at the region level. We believe this fact supports our determination that our regions represent operating segments, as contemplated by paragraph 10 of FAS 131. As noted in our prior response, we have aggregated these geographic regions into our general rentals reporting segment as we believe aggregation is consistent with paragraphs 16 and 17 of FAS 131.(4) We also believe that aggregation is consistent with the “management approach” referred to in the previous paragraph insofar as it aligns our internal and external reporting.

As noted in our prior response, we believe our geographic regions face similar competitive operating risks. The principal competitive risk relates to the fact that our regions compete in a highly fragmented industry. For instance, the U.S. equipment rental industry is comprised of approximately 4,500 national, regional and local companies, and the four largest rental companies (including United Rentals, with an approximate 9% market share) only have a market share of approximately 25% in total. Because of this highly fragmented, competitive landscape, each region (which offers rental equipment in support of construction and industrial activity) does not generally have sufficient market share to mitigate rate pressure, which is one of the principal determinants of gross margin and profitability levels. Because of the similarity of the competitive environment, we believe our regions face competitive risks that are fundamentally similar.

As referenced in our prior response, in the fourth quarter of 2008, and contemporaneous with the preparation of our 2008 Form 10-K, we conducted a review of our rental gross margins to assess the reasonableness of our segment reporting. Although there was one region which varied by more than 10% from the four year average of the aggregated regions, at that time we expected this region to converge with the others in future periods. As a result, we did not view this variance as disruptive to our determination that our geographic regions face similar competitive operating risks. And, perhaps more importantly, we did not view this as disruptive to our determination that our geographic regions have similar economic characteristics.

Supplementally, and in accordance with the Staff’s request, we are providing (1) a detailed schedule of each region’s rental gross margins, and (2) our current organizational charts.

•                  In terms of the rental gross margin schedule, please note the following: the schedule includes the rental gross margins of our general rentals regions for the two years ended December 31, 2008 and the first three quarters of fiscal 2009. As the schedule illustrates, during this time frame there were two regions with rental gross margins that varied by more than 10% from the aggregated regions’ cumulative rental gross margin over that same period. Specifically, we note that the Southeast varied by 13% and the Southwest varied by 14%. With respect to company financial performance. In other words, their compensation was not based exclusively on discrete region performance.

(4) Paragraph 16 of FAS 131 provides as follows:  “An enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18.”

the Southeast, its results for that period include the impact of a business which, as reflected in our 2008 Form 10-K, was closed in the second half of 2008. Excluding the impact of this business, the Southeast’s margins were within 6.5% of the aggregated regions’ cumulative rental gross margins over the two and three-quarter year period. For this reason, we do not believe that the Southeast’s historic variance over the observed period is disruptive to aggregation. With respect to the Southwest, which was 14% below the average margin level for the two and three-quarter year period, but within the 10% range for fiscal 2007, we note the following: Our Southwest region’s financial results are significantly impacted by California, which accounted for 67% of its 2008 rental revenue and has historically been particularly sensitive to residential construction activity. Since the first quarter of 2008, of the 125 branches the Company has closed, 22% have been in California. We believe these closures will reduce California’s residential exposure and cost base going forward and, as a result, we expect margin convergence.

•                  As it relates to the organization charts, and in terms of how our regions are managed, please note the following: Michael Kneeland is our President and Chief Executive Officer. Our three senior vice presidents of operations (SVP Operations- East, SVP Operations- West, and SVP Operations- Trench Safety, Pump and Power) report directly to Mr. Kneeland. Each region is managed by a regional vice president, who in turn reports to one of the senior vice presidents of operations. The gross margin schedule and organizational charts are being provided under separate cover by our counsel, Sullivan & Cromwell LLP, pursuant to a request for confidential treatment under the Freedom of Information Act.

With respect to communications with our Board of Directors, please note the following: We have conducted a review of materials provided to the Board as well as a review of materials provided to the Audit and Finance Committees. To the extent such materials comprise historical or projected results of operations, the Board or the aforementioned committee is presented with consolidated enterprise-wide metrics including rental revenue, non-rental revenue (e.g., equipment sales and sales of supplies), and cash flows. Of twenty sets of materials reviewed, we note, in one instance, a Board review of the Company’s trench safety, pump and power segment coupled with reviews of the Company’s East and West Operations. East and West Operations comprise the reportable segment we have labeled as “general rentals.”  In the aggregate, the Board of Directors, along with the Board committees, was presented with information consistent with how management of the Company evaluates the business.

****

The Company has reviewed the Staff’s comment letter and the Company’s responses with its independent auditor.  The Company’s auditor has indicated their concurrence with the responses set forth herein.

In addition, in connection with our response to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7103.

Sincerely,

UNITED RENTALS, INC.

/s/ William B. Plummer
William B. Plummer
Chief Financial Officer

cc:                                 Mindy Hooker, Staff Accountant

Tricia Armelin, Senior Staff Accountant

Chambre Malone, Attorney

Dietrich King, Attorney